Press Release November 6, 2002
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000 $ --
no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

POSTE LEMOYNE: CONFIRMATION AT DEPTH OF THE ORFEE ZONE LA GRANDE SUD: EXTENSION OF ZONES 32 AND 30

POSTE LEMOYNE

Virginia Gold Mines (“Virginia”) and its partner TGW Corporation (“TGW”) wish to announce the initial results of the current drilling programme in progress on the Poste Lemoyne property (50-50 partnership), situated in the James Bay region of the province of Quebec. The two objectives of this campaign were to explore the extensions of the Orfée zone and to test several geophysical anomalies alongside the same structural corridor that hosts the Orfée zone.

During the course of this campaign seven holes (PL02-31 to PL02-37) totalling 1376 meters have tested the Orfée zone over 300 metres laterally and up to a vertical depth of 200 metres (see longitudinal section and following table).

Drilling has shown the good continuity of the Orfée zone to the west and at depth, in particular hole PL02-31 that confirms the extension of the high grade zone to a depth of more than 200 metres. Several grains of visible gold are reported in hole PL02-31. The Orfée zone is less continuous to the east where it is cut by several pegmatites. The drill results are reported in the following table:

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda to determine gold grades by fire assay and gravimetric finishing.

In the light of these new developments, Virginia and TGW have decided to increase the drilling budget to allow for an aggressive follow-up of these results.Work will be completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.

LA GRANDE SUD

Cambior Inc. and Virginia Gold Mines Inc., partners on the La Grande Sud property located in the James Bay area of Quebec, are pleased to announce the most recent drilling results completed on the property. These results follow the diamond drilling program carried out in August and September 2002 and comprised of 10 drillholes for a total of 2,520 meters. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by Virginia on March 11, 1999), targeted the extension of the Zone 32 at depth. The drillhole intersected an interval containing 4.4 g/t Au over 7.4 meters and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is located in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor veins of quartz-chalcopyrite and pyrite-chalcopyrite veinlets.

The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned 8.7 g/t Au over 4.6 meters (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of 3.2 g/t Au over 3.2 meters. Despite weak sulphide mineralization, Zone 30 is evenly sub-economic and defines a general north-south mineralized envelope. Its relationship to gold-bearing Zone 32 is poorly defined.

The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, is attached to this press release.

(1) Drilling intersected the zones at steep angles which represents nearly the true thickness.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second laboratory, Intertek Testing Services of Val d’Or, and corroborated the results.

New Drilling Program

A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the east extension of the Pari showing. The total exploration budget for 2002 will total approximately Cdn $ 450,000. Cambior is the project manager.

The follow-up for the June drilling program was carried out by Yan Ducharme, Geologist, M.Sc. and Harold Brisson, Engineer, Ph.D., both employees of Cambior, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Mrs. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by Cambior for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, Cambior and Virginia concluded a joint-venture option agreement whereby Cambior can acquire an undivided interest of 50% in the La Grande Sud by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior’s shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol “CBJ”. Cambior’s warrants, “CBJ.WT” and “CBJ.WT.B”, trade on the TSX.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over $10 million, no debt and approximately 29 million shares outstanding. Virginia’s shares trade on the Toronto Stock Exchange under the symbol “VIA”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca